GENTOR RESOURCES INC.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

As at and for the three and nine months ended September 30, 2019
(Stated in US dollars)

GENTOR RESOURCES INC.

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three and nine months ended September 30, 2019 have been prepared by the management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
(Stated in US dollars and unaudited)

	As at	As at
	September 30,	December 31, 2018
	2019

ASSETS
Current
Cash	$31,469	$6,054
Accounts receivable (note 4)	105,318	-
Short-term investments (note 4)	26,022	-
Due from related parties (note 5)	83,758	156,830
Advances receivable	16,282	14,529
Total current assets	262,849	177,413

Capital assets (note 3)	-	-

Total assets	$262,849	$177,413

LIABILITIES
Current
Accounts payable	$333,344	$351,877
Accrued liabilities	120,000	120,000
Due to related parties (note 5)	208,640	108,341
Common share purchase warrants liability (Note 6d)	-	59,740
Total current liabilities	661,984	639,958

Total liabilities	$661,984	$639,958

SHAREHOLDERS' DEFICIENCY
Authorized
500,000,000 Common Shares, $0.0008 per share par value (note 6a)
Issued and outstanding
38,906,742 Common Shares (December 31, 2018 - 33,906,742) (note 6b)	31,125	27,125
Additional paid-in capital	43,292,200	43,100,920
Deficit accumulated during the exploration stage	(43,722,460)	(43,590,590)
Total shareholders' deficiency	(399,135)	(462,545)

Total liabilities and shareholders' deficiency	$262,849	$177,413

Nature of operations and going concern (note 1)
Environmental contingency (note 8)
See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars and unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Expenses
Management and consulting fees	$15,486	$27,608	$52,396	$84,031
Professional fees	12,174	813	33,001	1,686
General and administrative expenses	73,791	39,962	283,969	121,198
Stock-based compensation expense (note 6c)	6,193	-	8,155	-
Depreciation and amortization	-	64	-	189
Net operating loss	(107,644)	(68,447)	(377,521)	(207,104)
Interest income	213	296	377	544
Foreign exchange gain	5,149	16,167	4,194	2,602
Gain on common share purchase warrants (note 6d)	26,744	51,900	59,740	249,117
Net (loss) income and comprehensive (loss) income before discontinued operations	(75,538)	(84)	(313,210)	45,159
Gain on discontinued operation (note 4)	181,340	-	181,340	-
Net income (loss) and comprehensive income (loss)	$105,802	$(84)	$(131,870)	$45,159

Net income (loss) per share - basic (note 6e)	$0.00	$(0.00)	$(0.00)	$0.00
Net income (loss) per share - diluted	$0.00	$0.00	$0.00	$0.00

Weighted average number of shares - basic	38,906,742	29,906,742	36,562,420	25,980,002
Weighted average number of shares - diluted	38,906,742	29,906,742	36,562,420	25,980,002

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.

(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars and unaudited)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30,	September 30,	September 30,	September 30,
	2019	2018	2019	2018

Operating activities:
Net income (loss)	$105,802	$(84)	$(131,870)	$45,159
Adjustments required to reconcile net income (loss) with net cash utilized in operating activities
Depreciation and amortization	-	64	-	189
Stock-based compensation expense (note 6c)	6,193	-	8,155	-
Gain on disposal of discontinued operation (note 4)	(181,340)	-	(181,340)	-
Gain on common share purchase warrants (Note 6d)	(26,744)	(51,900)	(59,740)	(249,117)
Changes in non-cash working capital balances
Due from related parties	30,925	-	73,072	(11,505)
Due to related parties	100,299	-	100,299	-
Advances receivable	-	(14,529)	(1,753)	(14,529)
Accounts payable	(14,087)	(41,210)	(18,533)	(6,950)
Accrued liabilities	-	-	-	(31,142)
Cash provided by (utilized in) operating activities	21,048	(107,659)	(211,710)	(267,895)

Financing activities:
Deferred consideration from discontinued operation (note 4)	50,000	-	50,000	-
Proceeds from common shares issued (note 6b)	-	-	187,125	301,500
Loan received	-	5,290	-	127,000
Cash provided by financing activities	50,000	5,290	237,125	428,500

Net cash inflow (outflow)	71,048	(102,369)	25,415	160,605
Cash, beginning of period	(39,579)	329,912	6,054	66,938
Cash, end of period	$31,469	$227,543	$31,469	$227,543

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.

(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
For the nine months ended September 30, 2019
(Stated in US dollars and unaudited)

	Number of	Common			Total
	common	shares	Additional paid-	Accumulated	shareholders'
	shares	amount	in capital	deficit	deficiency
Balance at December 31, 2017	21,906,742	$17,525	$42,655,469	$(43,405,980)	$(732,986)
Net income for the period	-	-	-	45,159	45,159
Common shares issued (note 6b)	8,000,000	6,400	295,100	-	301,500
Balance at September 30, 2018	29,906,742	$23,925	$42,950,569	$(43,360,821)	$(386,327)
Net loss for the period	-	-	-	(229,769)	(229,769)
Common shares issued (note 6b)	4,000,000	3,200	150,351	-	153,551
Balance at December 31, 2018	33,906,742	$27,125	$43,100,920	$(43,590,590)	$(462,545)
Net loss for the period	-	-	-	(131,870)	(131,870)
Stock-based compensation expense (note 6c)	-	-	8,155	-	8,155
Common shares issued (note 6b)	5,000,000	4,000	183,125	-	187,125
Balance at September 30, 2019	38,906,742	$31,125	$43,292,200	$(43,722,460)	$(399,135)

See accompanying notes to the interim condensed consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2019

1.	NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

Gentor Resources Inc. (the "Company" or "Gentor"), a Cayman Islands corporation, is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.

In November 2017, the Company announced that it intended to dispose of its subsidiary which held the Karaburun project (which was the Company’s only project). The Company relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017, and is evaluating new business opportunities.

GOING CONCERN

These interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the three and nine months ended September 30, 2019 the Company had a net income of $105,802 and a net loss of $131,870 respectively (three and nine months ended September 30, 2018 – net loss of $84 and net income of $45,159 respectively). The Company also had a deficit accumulated during the exploration stage of $43,722,460 as at September 30, 2019 (December 31, 2018 – $43,590,590), and a working capital deficiency of $399,135 as at September 30, 2019 (December 31, 2018 – $462,545).

The Company intends to fund operations through equity financing arrangements . Such financings may be insufficient to fund its ongoing working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves.

These circumstances represent material uncertainties which cast substantial doubt on the Company’s ability to continue on a going concern basis. These interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern. Such adjustments may be material.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2019

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

	a)	BASIS OF CONSOLIDATION

The Company’s interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited ("Gentor International"). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the interim condensed consolidated financial statements.

	b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from operations. All exploration expenditures have been expensed as incurred.

	c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation and amortization has been recorded as follows:

Office equipment	-	Straight line basis over four years
Leasehold improvements	-	Straight line basis over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recognized impairment losses were recorded during the three and nine months ended September 30, 2019.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2019

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at September 30, 2019.

f)	STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For the nine months ended September 30, 2019, and for the year ended December 31, 2018, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company’s shares trade on a Canadian exchange, stock options are determined to be equity instruments.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of any foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the interim condensed consolidated statements of operations.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2019

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to estimation of deferred income taxes, tax loss recoverability and fair value estimates for stock options and common share purchase warrants.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to- maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in any net (loss) income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held -for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in operations.

Fair Value

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. For the nine months ended September 30, 2019, and for the year ended December 31, 2018, common share purchase warrants denominated in Canadian dollars have been recognized as fair value derivative instruments.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2019

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services.

Derivative financial instruments are measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. For more complex derivative financial instruments, the Company uses acceptable pricing models to estimate fair value of the derivative instrument.

The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non -current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

k)	INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset / liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to nil at the balance sheet dates.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2019

ASC 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l)	INCOME (LOSS) PER SHARE

Basic income (loss) per share calculations are based on the weighted-average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m)	DISCONTINUED OPERATIONS

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the operations. It represents a separate line of business or geographic area of operation that the Company has sold or made a plan to sell.

When an operation is classified as a discontinued operation, the Company’s comparative interim condensed consolidated financial statements must be represented as if the operation had been discontinued from the start of the comparative period and shown on the balance sheet as assets and liabilities held for sale. The Company relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017.

n)	ACCOUNTING CHANGES

During 2019, the Company adopted Accounting Standard Update ("ASU") 2018-07 "Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting". The adoption of this ASU did not have any material impact on the Company’s interim condensed consolidated financial statements.

o)	ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2019. For the nine- month period ended September 30, 2019, there were no updates that are applicable or are consequential to the Company.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2019

3.	CAPITAL ASSETS

December 31, 2018		Accumulated	Net Book
	Cost	Depreciation	Value

Office Equipment	$45,566	$(45,566)	-
Leasehold improvements	440,329	(440,329)	-
	$485,895	$(485,895)	-

September 30, 2019		Accumulated	Net Book
	Cost	Depreciation	Value

Office Equipment	$45,566	$(45,566)	-
Leasehold improvements	440,329	(440,329)	-
	$485,895	$(485,895)	-

4.	ACCOUNTS RECEIVABLE AND SHORT-TERM INVESTMENTS

In June 2019, the Company entered into a settlement agreement (the "Settlement Agreement") with Savannah Resources plc ("Savannah") relating to the deferred consideration payable to Gentor pursuant to the terms of the sale by Gentor to Savannah in July 2014 of Gentor’s properties in Oman (the " Oman Sale"). Savannah is an AIM-listed resource development company.

The consideration for the Oman Sale was comprised of a cash payment of $800,000, which was paid to the Company on closing, and the following deferred consideration (the "Deferred Consideration"): (a ) $1,000,000, payable to Gentor upon a formal final investment decision being made for the development of the Block 5 license (one of the sold properties) in Oman; (b) $1,000,000, payable to Gentor upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 license in Oman; and (c) $1,000,000, payable to Gentor within six months of the payment referred to in (b) above. The Deferred Consideration remained outstanding as the related milestones as set out in (a), (b) and (c) were not achieved.

Under the Settlement Agreement, Gentor and Savannah agreed to fully settle the Deferred Consideration in exchange for (i) the payment to Gentor by Savannah of $100,000 (with $50,000 being payable 30 days from the date of the Settlement Agreement and $50,000 being payable six months from the date of the Settlement Agreement), and (b) the issuance to Gentor by Savannah of $200,000 worth of Savannah shares (being 3,008,025 shares) (the "Savannah Shares"). During the nine month period ended September 30, 2019, the Company recorded a net Deferred Consideration gain of $181,340 which included the sale of 2,000,000 Savannah Shares. The remaining 1,008,025 Savannah Shares are accounted for as short term investment valued at $26,022 (December 31, 2018 – Snil).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2019

As at September 30, 2019, the balance of $105,318 in Accounts Receivable includes $50,000 related to the Deferred Consideration under the Settlement Agreement due to the Company from Savannah and $55,318 due from a third party in relation to the sale of 2,000,000 Savannah Shares.

5.	RELATED PARTY TRANSACTIONS

As of September 30, 2019, an amount of $198,155 (December 31, 2018 - $97,856) was owed to Mr. Arnold T. Kondrat ("Mr. Kondrat"), a director, Chief Executive Officer and President of the Company, which includes salary and fees in arrears and advances.

As of September 30, 2019, an amount of $10,485 (December 31, 2018 – $10,485) was owed to Kuuhubb Inc., a company with a common director until March 2019, for the payment of general and administrative expenses by Kuuhubb.

As of September 30, 2019, an amount of $83,758 (December 31, 2018 - $156,830) was owed to the Company by Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

6.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

In June 2018, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$400,000 (US $301,500). Mr. Kondrat purchased all of the said shares.

In October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$200,000 (US $153,551). Directors and officers of the Company purchased 3,075,000 of the said shares.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2019

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000 (US $187,125). Mr Kondrat purchased 3,000,000 of the said shares.

As of September 30, 2019, the Company had outstanding 38,906,742 (December 31, 2018 – 33,906,742) common shares.

c)	Stock-Based Compensation

The Company has a stock option plan (the "Plan"). Stock options may be granted under the Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares, from time to time. The exercise price of each stock option granted under the Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

In June 2019, 1,000,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options will vest on the four month anniversary of the grant date.

In July 2019, 40,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options will vest on the four month anniversary of the grant date.

The following table summarizes the stock option information for the nine months ended September 30, 2019:

				Weighted
		Weighted	Weighted	average
		average	average fair	remaining
	Number of	exercise	value	contractual
	options	price ($Cdn)	($Cdn)	life (in years)
Closing Balance, December 31, 2017	156,250	1.200	0.480	1.389
Forfeited	(62,500)	1.200	0.480
Closing Balance, December 31, 2018	93,750	1.200	0.480	0.389
Expired	(93,750)	1.200	0.480
Granted	1,040,000	0.065	0.011	4.550
Closing Balance, September 30, 2019	1,040,000	0.065	0.011	4.550

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2019

The Black-Scholes option-pricing model was used to estimate values of all stock options granted based on the following assumptions for the options granted in June and July 2019:

(i)

Risk-free interest rates: 1.47% - 1.58%, which are based on the Bank of Canada benchmark bonds, average yield 2-year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii)	Expected volatility: 68.23%, which is based on the Company’s historical stock prices
(iii)	Expected life: 5 years
(iv)	Expected dividends: $Nil

The Company recorded a stock-based compensation expense of $6,193 and $8,155 respectively, for the three and nine months ended September 30, 2019 ($nil and $nil respectively, for the three and nine months ended September 30, 2018).

d)	Canadian Dollar Common Share Purchase Warrants

In November 2017, the Company issued 5,000,000 common share purchase warrants which entitled the holder of each warrant to purchase one common share of the Company at the price of $0.075 per common share, for a period of two years.

As at September 30, 2019, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 5,000,000 common shares of the Company (December 31, 2018 – 5,000,000), as set out in the following table:

	Number of	Fair value on	Fair value as at	Fair value as at	Gain on
Issue date	warrants	issuance	December 31, 2018	September 30, 2019	derivatives
November 13, 2017	5,000,000	$334,109	$59,740	$-	$59,740

(1) The exercise price for the Canadian dollar common share purchase warrants is Cdn $0.075 for one share and converted at day of issue. These warrants expire in November 2019.

As of September 30, 2019, the weighted average fair value per Canadian dollar common share purchase warrants was $0.00.

The Black-Scholes option-pricing model was used to estimate the fair value of the common share purchase warrants using the following assumptions:

(i)	Risk-free interest rate: 1.58%, which is based on the Bank of Canada benchmark bonds with 2 years maturity
(ii)	Expected volatility: 46%, which is based on the Company’s historical stock prices
(iii)	Expected life: 0.12 years
(iv)	Expected dividends: $nil

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2019

e)	Income (Loss) Per Share

Basic income (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the three and nine months ended September 30, 2019, amounting to 38,906,742 and 36,562,420 common shares (three and nine months ended September 30, 2018 – 29,906,742 and 25,980,002 common shares, respectively). Diluted income per share for the nine months ended September 30, 2018 was calculated on the basis of the diluted weighted average number of common shares outstanding of 25,980,002 common shares.

7.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the interim condensed consolidated statement of operations. The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at September 30, 2019. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at September 30, 2019.

Canadian
Dollars
Cash	$29,485
Accounts payable	(86,020)
Total foreign currency working capital	(56,535)
US$ exchange rate at September 30, 2019	0.7551
Total foreign currency net working capital in US$	(42,690)
Impact of a 10% strengthening of the US$ on net loss	(4,269)

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
As at and for the three and nine months ended September 30, 2019

c)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At September 30, 2019 and December 31, 2018, the carrying values of the Company’s cash, accounts receivable, short term investments, due from related parties, advances receivable, accounts payable, due to related parties and accrued liabilities approximate fair value.

8.	ENVIRONMENTAL CONTINGENCY

Any exploration and evaluation activities by the Company are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.